VIVAKOR, INC.

433 Lawndale Drive

South Salt Lake City, UT 84115

December 31, 2020

Karina Dorin

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vivakor, Inc.
Registration Statement on Form S-1
Filed November 10, 2020
File No. 333-250011

Dear Ms. Dorin:

By letter dated December 7, 2020, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Vivakor, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Registration Statement on Form S-1 filed on November 10, 2020. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Registration Statement on Form S-1 Cover Page

1.	We note your references to an "assumed" public offering price per share throughout the filing. Please revise to provide a bona fide estimate of the price range for your common stock being offered. See Instruction 1 to Item 501(b)(3) of Regulation S-K.

Response: References to “assumed prices” in Amendment No. 1 to the S-1 filed with the Commission today (the “S-1/A”) have been revised to reflect bona fide estimated prices.

Prospectus Summary, page 1

2.	Please revise to disclose the basis for your statement that you estimate that for every 500 tons of contaminated material recovered per day that contains at least 10% oil, you will recover approximately 250 barrels of extracted hydrocarbons. In addition, please revise to clarify the basis for your statement that you believe that you may be able to generate proceeds of approximately $6 million from the sale of precious metals. For both statements, please disclose any material assumptions used in such estimates.

Response: We have updated the S-1/A to disclose the basis for the statement identified by the Staff. Additionally, we have updated the S-1/A to reflect revised disclosure clarifying the methodology underlying such estimates.

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3.	Please expand your disclosure to identify the members of your Advisory Board and describe the role or function of your Advisory Board in contrast to the duties of your management team and board of directors. Please also disclose whether you pay any compensation to members of your Advisory Board

Response: We have updated the S-1/A to reflect revised disclosure identifying the members of the Advisory Board member, as well as describing their roles and compensation arrangements.

4.	We note that you identify as one of your competitive strengths your close relationships with customers and government agencies, including the Utah School and Institutional Trust Lands Administration (SITLA), and note your reference to your "existing relationship with SITLA." Please revise to clarify your existing relationship with SITLA. In that regard, we note your disclosure on page 4 that your current project in Vernal, Utah is not located on SITLA land.

Response: The S-1/A reflects revised disclosure clarifying the Company’s relationship with SITLA, which is based on the Company having previously performed a successful project for SITLA that the Company took over from a provider who could not complete such project.

5.	We note your disclosure that SITLA has expressed an interest in providing leased access to its lands in exchange for a royalty to be paid in an amount equal to 8% of all revenue generated from any hydrocarbon-based products that you produce from hydrocarbons extracted from these lands. Please revise to clarify whether you have a definitive agreement with SITLA with respect to such arrangement.

Response: The S-1/A has been updated to disclose that there is not yet a definitive agreement with SILTA with regard to the above arrangement.

The Offering, page 8

6.	We note you disclose here and on pages 25 and 27 that your preferred stock will convert into 74,059,410 shares of common stock immediately prior to the consummation of this offering, but you disclose on page 52 that your preferred stock will convert into 69,562,601 shares of common stock. Please advise or revise.

Response: S-1/A has been updated throughout to consistently reflect the number of shares of common stock into which the preferred stock will convert. disclosure providing the updated amounts. Note that these tables are calculated as of different dates so the amounts differ in certain respects.

Summary Consolidated Financial Information, page 9

7.	Please provide a footnote explaining the purpose of the pro forma and how you derive the numbers. In addition, provide pro forma earnings per share giving effect to the conversion of your preferred stock into common stock.

Response: The S-1/A reflects revised disclosure providing the footnote explaining the purpose of the pro forma and how we derived the numbers. In addition, the S-1/A reflects pro forma earnings per share giving the effect to the conversion of our preferred stock into common stock.

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Risk Factors

If our shares of common stock become subject to the penny stock rules, it would become more difficult to trade our shares, page 19

8.	Please expand your disclosure to clarify whether the shares being offered will be subject to the penny stock rules.

Response: The S-1/A reflects revised disclosure indicating that, at the time of the offering, the shares will not be subject to the penny stock rules.

Cautionary Note Regarding Forward-Looking Statements, page 22

9.	Please remove the references to Section 27A of the Securities Act and Section 21E of the Exchange Act under "Cautionary Note Regarding Forward-Looking Statements" or revise to clarify that these provisions do not apply to your offering. These safe harbors for forward-looking statements do not apply to statements made by an issuer that, at the time that the statement is made, is not subject to the reporting requirements of Section 13(a) or Section 15(d) of the Exchange Act.

Response: The S-1/A reflects revised disclosure removing the references to 27A of the Securities Act and Section 21E of the Exchange Act.

Use of Proceeds, page 23

10.	If a material part of the proceeds is to be used to repay the outstanding bridge notes, please provide the disclosure required by Instruction 4 to Item 504 of Regulation S-K.

Response: The Company does not intend to use a material portion of the proceeds to repay outstanding bridge debt.

Market for Our Common Stock and Related Stockholder Matters, page 24

11.	Please provide the disclosure required by Item 201(a) of Regulation S-K.

Response: We have updated the S-1/A to provide such additional information.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

12.	Please disclose any material terms of the operating agreements of Vivaventures UTSI LLC and Vivaventures Royalty II LLC.

Response: The S-1/A reflects revised disclosure describing the material terms of the working interest agreements of Vivaventures UTSI LLC and Vivaventures Royalty II LLC. Specifically, the following disclosure was added:

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VV UTSI is a Nevada limited liability company, managed by Vivaventures Management Company, Inc., a Nevada corporation, a wholly owned subsidiary of Vivakor, Inc. (“VVMCI”). VV UTSI is authorized to issue 1,001,000 units, of which 1,000 Units are designated Class A Units, and 1,000,000 Units are designated Class B Units, subject to increase and/or designation of new classes pursuant to the authority of the Manager, as approved by a majority in interest of the holders of Class A Units. VVMCI is the holder of all 1,000 Class A Units. Class B Units have the same economic rights as the Class A Units, but Class B Units do not have voting rights, except as is required pursuant to the Nevada Revised Statutes. Capital accounts are maintained for the members and, subject to certain adjustment provisions VV UTSI’s LLC Agreement, net income, net loss and nonrecourse deductions attributable to operations of VV UTSI will be allocated among members in accordance with their percentage interests. VV UTSI cannot require members to make additional capital contributions. Except as may be provided in VV UTSI’s LLC agreement, no member may withdraw any portion of the capital of the VV UTSI, and no member will be entitled to the return of its contribution to the capital of the VV UTSI except upon dissolution of the VV UTSI in accordance with the dissolution provisions of VV UTSI’s LLC agreement. Subject to certain special allocation provisions of VV UTSI’s LLC agreement, all income, gains, losses, deductions and credits of VV UTSI will be allocated for federal, state and local income tax purposes in accordance with the allocations of net income and net loss, and cash will be distributed by the VV UTSI Manager in accordance with VV UTSI’s LLC agreement to the Members, including for payment of accrued taxes. Assignment or transfer of VV UTSI membership interests is prohibited, except as expressly permitted in VV UTSI’s LLC agreement, including in connection with estate planning. Rights of first refusal are available, first to VV UTSI, and then to VV UTSI’s other membership interests, in the event a VV UTSI member desires to sell VV UTSI Units.

VV RII is a Nevada limited liability company, managed by VVMCI. VV RII is authorized to issue 1,001,000 units, of which 1,000 Units are designated Class A Units, and 1,000,000 Units are designated Class B Units, subject to increase and/or designation of new classes pursuant to the authority of the Manager, as approved by a majority in interest of the holders of Class A Units. VVMCI is the holder of all 1,000 Class A Units. Class B Units have the same economic rights as the Class A Units, but Class B Units do not have voting rights, except as is required pursuant to the Nevada Revised Statutes.

Upon purchasing Class B Units, such VV RII member was issued a warrant to purchase shares of Vivakor common stock (the “VV RII Warrant”). The VV RII Warrant is exercisable at any time during the period beginning on the first anniversary of the date of purchase of the VV RII Class B Units until the date that is five years and six months from the date of purchase of the VV RII Class B Units. Upon exercise of the VV RII Warrant, such member will convert all of his remaining value of the revenue participation rights into Vivakor Common Stock, and such member would cancel all of his remaining VV RIII Class B Units. The purchase price of the VV RII Warrant shall be the original purchase price of the Class B Units adjusted for the number of years it was held by such member. The twenty-year term of the revenue participation right begins on the date an extraction machine funded by VV RII is placed into production. The amortization of member participation rights will be on a straight-line basis. Pursuant to the VV RII Warrant, the conversion price will be based on a discount to market for Vivakor Common Stock based on the following schedule: (i) less than two years after purchasing Class B Units, five (5%) percent discount to market; (ii) more than two years, but less than three years after purchasing Class B Units, ten (10%) percent discount to market; (iii) more than three years, but less than four years after purchasing Class B Units, fifteen (15%) percent discount to market; (iv) more than four years, but less than five years after purchasing Class B Units, twenty (20%) discount to market; and (v) more than five years after purchasing Class B Units, twenty-five (25%) percent discount to market.

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Capital accounts are maintained for the members and, subject to certain adjustment provisions VV RII’s LLC Agreement, net income, net loss and nonrecourse deductions attributable to operations of VV RII will be allocated among members in accordance with their percentage interests. VV RII cannot require members to make additional capital contributions. Except as may be provided in VV RII’s LLC agreement, no member may withdraw any portion of the capital of the VV RII, and no member will be entitled to the return of its contribution to the capital of the VV RII except upon dissolution of the VV RII in accordance with the dissolution provisions of VV RII’s LLC agreement. Subject to certain special allocation provisions of VV RII’s LLC agreement, all income, gains, losses, deductions and credits of VV RII will be allocated for federal, state and local income tax purposes in accordance with the allocations of net income and net loss, and cash will be distributed by the VV RII Manager in accordance with VV RII’s LLC agreement to the Members, including for payment of accrued taxes. Assignment or transfer of VV RII membership interests is prohibited, except as expressly permitted in VV RII’s LLC agreement, including in connection with estate planning. Rights of first refusal are available, first to VV RII, and then to VV RII’s other membership interests, in the event a VV RII member desires to sell VV RII Units.

13.	We note you state that Holders of VV RII Class B units have the right to exchange their Class B Units for your common stock. If applicable, please provide beneficial ownership disclosure required under Item 403 of Regulation S-K.

Response: The S-1/A reflects revised disclosure to the beneficial ownership table to include holders of VV RII Class B units.

14.	Please disclose any material terms of the operating agreements of RPC Design and Manufacturing LLC and Vivaopportunity Fund LLC.

Response: The S-1/A reflects revised disclosure describing the material terms of the operating agreements of RPC Design and Manufacturing LLC and Vivaopportunity Fund LLC. Specifically, the following disclosure was added:

VOF is a Utah limited liability company, managed by VVMCI. Members have the right to vote on the removal of the VOF Manager as provided in the operating agreement and admission of the Manager or election to continue the business of the Company after the Manager ceases to be the Manager when there is no remaining Manager. Capital accounts are maintained for the members and, subject to certain adjustment provisions VOF’s operating agreement, net income, net loss and nonrecourse deductions attributable to operations of VOF will be allocated among members in accordance with their percentage interests. VOF cannot require members to make additional capital contributions. Except as may be provided in VOF’s LLC agreement, no member may withdraw any portion of the capital of the VOF, and no member will be entitled to the return of its contribution to the capital of the VOF except upon dissolution of the VOF in accordance with the dissolution provisions of VOF’s LLC agreement. Subject to certain special allocation provisions of VOF’s LLC agreement, all income, gains, losses, deductions and credits of VOF will be allocated for federal, state and local income tax purposes in accordance with the allocations of net income and net loss, and cash will be distributed by the VOF Manager in accordance with VOF’s LLC agreement to the Members, including for payment of accrued taxes. Assignment or transfer of VOF membership interests is prohibited, except as expressly permitted in VOF’s LLC agreement, including in connection with estate planning. Rights of first refusal are available, first to VOF, and then to VOF’s other membership interests, in the event a VOF member desires to sell VOF Units.

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On December 31, 2021, VOF Members will have the right to convert their Units into shares of common stock of Vivakor, at the price of the Units determined by the VOF Manager to be the fair market value based on the amount that the VOF Members would have received if VOF’s assets were sold on the Conversion Determination Date, all VOF liabilities paid and the remaining amount distributed to the VOF Members and Manager in accordance with the terms of the VOF Operating Agreement. Each VOF Member will have 30 days from receipt of the such conversion fair market value to provide written notice to VOF of the Member’s election to exercise the such conversion right. Within 15 days after the expiration of the 30-day period described above (the “Conversion Closing Date”), Members who delivered a conversion notice will have their Units converted into shares of Vivakor Common Stock. The number of shares of Vivakor Common Stock to be issued upon conversion of the Units will be based on the 30-day average share price of Vivakor’s Common Stock for the 30-day period immediately preceding the Conversion Closing Date, discounted by 10%. All conversions must comply with all state and federal securities laws and requirements. As of the day following the Conversion Closing Date, Vivakor will have the right to purchase any Units owned by Members who did not exercise their Conversion Right. Within 15 days of the Conversion Closing Date, Vivakor will provide the Members with written notice of its election to exercise the Call Option. The fair market value for the Units will be equal to the Conversion FMV. The purchase of Units to be acquired pursuant to the Call Option must be made within 30 days of the Conversion Closing Date (the “Call Option Closing Date”). At any time following 10 years after December 31, 2021, the Manager will have the right (the “Call Right”), in its sole discretion, to require all of the Members to sell their Units to a third-party purchaser pursuant to a sale, transfer, assignment, exchange or other disposition (a “Call Right Transfer”), which the Manager believes is in the best interest of VOF or to provide or increase certain tax benefits. If the Manager elects to exercise the Call Right, the Manager will send a written notice to each Member specifying the terms of the Call Right Transfer and the date on which the closing is anticipated to occur (the “Call Right Closing”), which date will not be earlier than 10 business days nor later than 60 business days from the date that such notice is delivered to the Members. At the Call Right Closing, upon payment of the purchase price to the Members, each Member will transfer and assign to the purchaser all of its Units free and clear of any encumbrances and execute and deliver any and all documentation reasonably required in order to effectuate the Call Right Transfer of the Units. Each of the Members must grant to the Manager a special power of attorney to take all action as may be necessary or appropriate to transfer or sell such Member’s Units in accordance with the terms of the Operating Agreement.

RDM and Vivakor are party to that certain Venture Agreement (the “Venture Agreement”), pursuant to which it is anticipated that RDM will contribute $7,000,000, the gross proceeds from the offering of equity interests (the “Venture Offering”) in the entity established pursuant to the Venture Agreement (the “Venture”), in exchange for ownership interest in the Venture based on the units of equipment funded by the Venture Offering and the divided by the total number of units of equipment being leased or financed for sale by the Venture, if the maximum Venture Offering amount is raised. The manager of the Venture will be Vivakor or one of its subsidiaries or affiliates as it shall designate in writing, and has the authority to manage and control all aspects of the business of the Venture. Cash from operations from the Venture will be distributed at 25% of gross revenue from the lease or sale of the unit of equipment funded by the Venture Offering and 75% to the Venture’s Manager. The Venture’s Manager and its Affiliates will be reimbursed for all reasonable expenses advanced by the Venture’s Manager or its Affiliates in connection with the Venture Offering and operation of the Venture’s business. A Venture member may not sell, mortgage, hypothecate or assign its membership interest without the prior written consent of the Venture’s Manager. The Venture Agreement may be amended or modified with the written consent of both the Manager of the Venture and RDM. To raise additional capital in the future to expand the Venture’s business and manufacture additional equipment, the Venture intends to issue and sell additional membership interests to other Qualified Opportunity Funds or other investors. In the event additional membership interests are sold to raise additional capital, the book value of the Venture’s assets will be adjusted to their fair market value, and the additional membership interests will be priced correspondingly. As a result, an investor’s ownership interest in the Venture will be diluted. In addition, it is possible that the future investors will become co-managers of the Venture and may have a right to co-manage the Venture.

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15.	We note your disclosure on page 29 that you realized precious metal sales of $1,017,344 for the six months ended June 30, 2020. Please revise to clarify how you obtained such precious metals. In that regard, we note references in your filing to precious metals obtained through your proprietary metallic separation technology, your business plan to buy and sell precious metals on the open market, and your interest in concentrated unrefined flakes of precious metals that had been recovered from soils by VV Precious Metals.

Response: The S-1/A reflects revised disclosure clarifying the background, nature and status of the Company’s activities with respect to precious metals.

Results of Operations, page 29

16.	For periods presented, please provide a discussion of the changes in the benefit (provision) for income taxes between periods.

Response: Page 32 of the S-1/A reflects revised disclosure addressing the changes in the benefit (provision) for income taxes between periods.

Liquidity and Capital Resources, page 32

17.	We note from pages F-15 and F-40 that you have construction in process for Nanosponge prototype, Bioreactors and Remediation Processing Unit 1, 2 and 3 for the periods reported. Please revise to describe, and disclose the amount of, your material commitments to these constructions in process and others, if any, for capital expenditures as of the end of the latest fiscal period and indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments. Refer to Item 303(a)(2) of Regulation S-K.

Response: The S-1/A reflects revised disclosure indicating that there are no definitive material commitments outstanding for the construction projects discussed by the Staff. Additionally, the S-1/A describes the amounts that are anticipated to be devoted to these projects.

18.	Please provide discussion of your cash flows from operating, investing, and financing activities for the periods presented. In this regard, your discussion should focus on the primary drivers and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. For guidance, refer to SEC Release No. 33-8350.

Response: The S-1/A reflects revised disclosure providing discussion of our cash flows from operating, investing, and financing activities for the periods presented, and also describes the primary drivers and any other material factors related to these activities.

Business

Our Technologies, page 35

19.	We note you disclose that your next group of three RPCs will be financed by Viva Energy Fund III, LLC through a 20-year sale/leaseback arrangement. Please reconcile this disclosure with your use of proceeds disclosure on page 23 that states you intend to use a portion of the proceeds from this offering to purchase two RPC units. In addition, please clarify the nature of your relationship with Viva Energy Fund III, LLC and disclose whether you have entered into any written agreement with such party.

Response: The S-1/A reflects revised disclosure clarifying the plans for funding for these machines and indicating that proceeds from this offering will not be used to fund these additional machines. The nature of the relationship with Viva Energy Fund III, LLC is further clarified, as is the status of the written agreement.

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20.	Please revise to clarify your arrangements with VV Precious Metals, LLC, including whether you have a royalty agreement with such company. In addition, please clarify how your divestiture of your interest in VV Precious Metals will impact your business and results of operations.

Response: The S-1/A reflects revised disclosure clarifying the Company’s arrangement with VV Precious Metals, LLC, and the negligible impact of such divestiture.

Revenue

Vernal, Utah Project, page 38

21.	We note you disclose that your Vernal, Utah project is initially focused on turning extracted hydrocarbons into asphaltic cement. Please expand your disclosure to clarify your current operations of your Vernal, Utah project. In that regard, we note you disclose on page 1 that you believe the hydrocarbons you extract from soil could be used to produce asphaltic cement and you disclose on page 12 that your “goal is to ultimately produce asphaltic cement and/or other petroleum-based products from the hydrocarbons you recover.”

Response: The S-1/A reflects revised disclosure clarifying the potential applications of the hydrocarbons extracted from soil in Vernal, Utah, which includes asphaltic cement.

Other Holdings, page 41

22.	We note you disclose that you have invested, and may continue to invest, in companies and/or entities as part of your strategy, including Scepter Holdings and Odyssey Group International. We also note you disclose in Note 5 to your consolidated financial statements that you own Class A Units that give you control over VV UTSI and VV RII. Please disclose how you intend to conduct your operations in accordance with the Investment Company Act of 1940 and include related risk factor disclosure,

Response: The S-1/A reflects revised disclosure clarifying that the Company’s strategy does not include investment in companies that are not synergistic with the Company’s business operations. A risk factor related to the Investment Company Act of 1940 has been added.

Management, page 44

23.	We note your disclosure regarding the consent decree of permanent injunction relating to the action filed against Vivaceuticals, d/b/a Regeneca Worldwide, and Mr. Nicosia, and your description of restrictions and requirements that apply to Regeneca. If such consent decree also enjoins or limits Mr. Nicosia from engaging in any type of business practice, please revise to disclose this information.

Response: Mr. Nicosia is not limited in engaging in business related to the Company’s business operations. Additional disclosure in the S-1/A provides further detail and clarification.

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24.	Please revise to clarify Tyler Nelson’s principal occupations and employment during the past five years, including the name and principal business of any corporation or other organization in which such occupations and employment were carried on. Similarly, provide such information for Trent Staggs, including the identity of the “global direct sales company” for which he served on the corporate leadership team, and information on his role as “an elected official in the state of Utah.” See Item 401(e) of Regulation S-K.

Response: The S-1/A reflects revised disclosure providing such information with respect to recent employment for Mr. Nelson and Mr. Staggs, as well as the political position to which Mr. Staggs was elected.

Executive Compensation, page 49

25.	Please revise to describe the terms regarding the base salary increases for performance metrics set forth in your employment agreements with Matthew Nicosia and Tyler Nelson.

Response: The S-1/A reflects revised disclosure that included to the terms regarding base salary increases and performance metrics for Mr. Nicosia and Mr. Nelson.

Principal Shareholders, page 52

26.	Please revise your beneficial ownership table to disclose the shares and percentage of Series B and Series B-1 Preferred Stock beneficially owned before the offering or tell us why you believe you are not required to do so. Refer to Item 403 of Regulation S-K.

Response: The S-1/A reflects revised disclosure that includes such information in the beneficial ownership table.

Description of Securities Preferred Stock, page 54

27.	We note your disclosure on page 55 that immediately prior to the closing of this offering, the outstanding shares of Series A preferred stock will be converted into 25,000,000 shares of common stock. However, disclosures on page F-36 indicate that Series A preferred stock convertible into approximately 20,000,000 shares of common stock. Please clarify and revise to include consistent disclosures throughout the filing.

Response: The S-1/A reflects revised disclosure in discussing the conversion terms of the Series A preferred stock, including on pages 55, F-13 and F-40 that reconciles such discrepancy.

Financial Statements for the six months ended June 30, 2020 and 2019, page F-1

28.	Please revise your interim financial statements as may be necessary to conform to any changes made in the annual financial statements as a result of our comments.

Response: The S-1/A reflects revised disclosure in such respects.

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Consolidated Balance Sheets, page F-2

29.	We note your disclosure on page 55 and elsewhere that your Series A, B, B-1 and C-1 preferred stock will be converted into shares of common stock immediately prior to the closing of this offering. Please provide a separate pro forma column to consolidated balance sheet giving effect to such conversion. In addition, also present pro forma earnings per share in consolidated statements of operations for the latest year and interim period giving effect to the conversion.

Response: The S-1/A reflects revised disclosure in such respects.

Notes to the Consolidated Financial Statements Note 3. Summary of Significant Accounting Policies

Revenue Recognition, page F-11

30.	Please provide additional disclosures that disaggregate revenue recognized from contracts with customers into categories that more fully depict how the nature, amount, timing and uncertainty of revenue and cash flows are effected by economic factors as required by ASC 606-10-50-5 or tell us why they are not required.

Response: The S-1/A reflects revised disclosure in such respects.

Financial Statements for the year ended December 31, 2019 and 2018 Consolidated Balance Sheets, page F-27

31.	We note you classify inventories and precious metal concentrate as current assets. However, the amounts presented have not been realized in cash or sold or consumed since December 31, 2018. Please provide us the basis for classification of inventories and precious metal concentrate as current assets or revise. Refer to ASC 210-10-20 and ASC 210-10-45-3.

Response: We intend to continue to classify the precious metal concentrate as current assets. Due to the nature of these inventories as precious metals, at any moment, the inventories maintained may be sold or consumed when necessary or needed, and are intended to be used to satisfy current obligations.

Notes to the Consolidated Financial Statements Note 3. Summary of Significant Accounting Policies

Principles of Consolidation, page F-32

32.	We note your disclosure that you maintain an interest in the following entities: Health America, Inc., VVPM 100, LLC, VPM VII, LLC, Vivakor Middle East, LLC, VivaRRT, LLC and VivaVentures Precious Metals, LLC. Please expand your accounting policy to disclose how you accounted for the interests in these entities and how these interests are reflected in your financial statements.

Response: Note 3 - Summary of Significant Accounting Policies, subsection Principles of Consolidation of the Notes to the Consolidated Financial Statements for the periods presented reflects revised disclosures to address the Staff’s comment. Additionally, Note 3 subsection Equity Method Investments of the Notes to the Consolidated Financial Statements reflects further disclosures specific to VVPM and disclosure of our equity method of accounting investments.

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33.	We note your disclosure that RDM is considered to be a VIE, you are the primary beneficiary and consolidated RDM in your financial statements. Please provide the disclosures required by ASC 810-10-45-25, 810-10-50-3 and 810-10-50-5A as applicable.

Response: The S-1/A reflects revised disclosure in such respects, specifically in the cash and liabilities attributed to VIEs on Consolidated Balance Sheets, as well as in the footnotes related to these accounts.

Equity Method Investments, page F-33

34.	We note you have an investment in shares of common stock of Scepter Holdings, Inc. Please disclose the value of the investment based on the quoted market price. Refer to ASC 323-10-50-3(b).

Response: The S-1/A reflects revised disclosure in such respects.

Recent Accounting Pronouncements, page F-36

35.	We note from your disclosure that you have irrevocably elected to opt-out of the extended transition period for complying with new or revised accounting standards. However, you also disclose on page six that you have elected to use the extended transition period for complying with new or revised accounting standards. Please revise to include consistent disclosures.

Response: The S-1/A reflects revised disclosure in such respects.

Note 11. Intellectual Property, Net, page F-41

36.	We note your disclosure that there is substantial doubt as to your ability to continue as a going concern. You reported history of net loss and negative operating cash flows in 2018 and 2019 and as recent as the three months ended June 30, 2020. In addition, you state on page 28 that you expect to experience continuing operating losses and negative cash flows from operations for the foreseeable future as your management execute your current business plan. Considering these circumstances, please tell us how you determined a triggering event did or did not occur and whether you assessed your intellectual property, License agreement and other long-lived assets for recoverability. Refer to ASC 360-10- 35-21. Please expand your accounting policy disclosure to include your impairment assessment and triggering event considerations regarding the intangible assets and long- lived assets. To the extent your intangible asserts and long-lived assets are considered to be at risk of impairment, disclose the results of impairment testing, methodology, significant estimates and underlying assumptions.

Response: We have updated the S-1/A to reflect revised disclosure to reflect the items identified by the Staff in its comment. Additionally, in Note 3 Summary of Significant Accounting Policies subsection Intangible Assets, the Company provided further disclosure surrounding our accounting policy, including our impairment assessment and triggering event considerations regarding our assets.

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Note 16. Long Term Debt, page F-43

37.	We note your disclosure on page 28 that you entered into working interest agreements with VV TUSI and VV RII, pursuant to which VV UTSI and VV RII purchased revenue participation rights in exchange for payments to you of $5 million and $8 million, respectively. In addition, you disclose on page 33 that you received proceeds in the amount of $2,418,142 and $3,206,372 for the years ended December 31, 2019 and 2018, respectively from your working interest agreements with VV UTSI and VV RII. Please revise to disclose the proceeds received and repayments made during the periods presented, and cumulatively since inception of these two agreements, reconciling to the outstanding balance of the debt obligations for the periods presented. In this regard, please clarify your statement regarding the purchase price of $2,200,000. In addition, please provide the disclosures required by ASC 470-10-50-1

Response: The S-1/A reflects revised disclosure in such respects. This is noted on page 28 of the S-1/A where we have disclosed that the $5 million and $8 million is an aggregate life to date investment, including both the working interest payable and participation rights related to those working interest agreements. On page 33 of the S-1/A we have revised to distinguish the portion of the aggregate proceeds received related to the working interest agreements that is attributed to participation rights for the periods reported. Additionally, please see page 28 of the S-1/A for our previous disclosure of these working interest agreements including proceeds received, repayments, and estimated annual payments. Furthermore, please also see the Notes to the Consolidated Financial Statements, Note 16 Long-term Debt, for our previous disclosure of the activity related to the participation rights, and the further disclosure we have added in the S-1/A for the estimated payout over the next 5 years and thereafter according to ASC 470-10-50-1

Note 22. Subsequent Events, page F-51

38.	Please disclose the date through which you have evaluated subsequent events and whether that date is either the date the financial statements were issued or were available to be issued. Refer to ASC 855-10-50-1.

Response: The S-1/A reflects revised disclosure in such respects. For the Consolidated Financial Statements for the period ended September 30, 2020, we have evaluated subsequent events through the date of when the financial statements were available to be issued and have disclosed such in the Notes to the Consolidated Financial Statements, Note 22 Subsequent Events. For the Consolidated Financial Statements for the years ended December 31, 2019 and 2018 we have evaluated subsequent events through the date of November 6, 2020 (our audit opinion letter date related to these years).

Exhibits

39.	Please file the following exhibits to your registration statement or tell us why you do not believe they are required to be filed under Item 601(b)(10) of Regulation S-K:

•	your Kuwait contract for remediation services for the SEED and KERP projects;
•	your option agreement with respect to land located in Vernal, Utah, including any amendments;
•	your perpetual license from Vivaventures Precious Metals, LLC;
•	your working interest agreements with VV UTSI and VV RII and the operating agreements of such entities;
•	the operating agreements of RPC Design and Manufacturing LLC and Vivaopportunity Fund LLC;
•	the governing instruments for Vivakor Middle East Limited Liability Company; and
•	all outstanding loans and notes, including those specified in Note 14 to your unaudited financial statements.

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Response: In a subsequent amendment, the Company will file as exhibits the documents referenced above.

40.	We note your disclosure on page F-10 that an engineering firm issued an equipment life cycle report and opinion of a 20-year service life for your RPCs. Please identify such firm and file a related consent, or tell us why you do not believe this is required under Section 7 of the Securities Act and Rule 436.

Response: The S-1/A reflects revised disclosure in such respects. We did not obtain a consent for use of the firm name and have struck the statement from the document.

General

41.	Please include the name(s) of the underwriter(s) in your next amendment.

Response: The Company is finalizing engagement with the underwriter, and will include such information upon subsequent amendment.

42.	We note that your forum selection provision in Article IX of your amended and restated articles of incorporation identifies the District Courts of the State of Nevada as the exclusive forum for certain litigation, including any “derivative action.” We also note your disclosure on page 55 that you intend to amend and restate your amended and restated articles of incorporation prior to closing of this offering, and note that it does not appear that you have filed the form of such amendment. Please tell us whether you will retain such forum selection provision in such further amended and restated articles of incorporation. We may have additional comments. Please also ensure that you file the form of amended and restated articles of incorporation and the form of amended and restated bylaws that you reference on page 55. In that regard, such exhibits do not appear to be referenced in your exhibit index.

Response: The Company has not yet determined the terms of the amended and restated articles of incorporation, which it intends to finalize prior to the offering.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

Matthew Nicosia

Chief Executive Officer

Vivakor, Inc.

433 Lawndale Drive

South Salt Lake City, UT 84115

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